April 30, 2008

VIA EDGAR TRANSMISSION

Mr. Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Sandoe:

This letter is the Trust’s final response to the oral comments and suggestions provided to the Trust on February 28, 2008, with respect to the Trust’s Registration Statement filed on Form N-1A on December 7, 2007, relating to its series: The Convertible Bond Arbitrage – 1 Portfolio, The Deep Value Hedged Income – 1 Portfolio, The Distressed Securities & Special Situations – 1 Portfolio, The Equity Options Overlay – 1 Portfolio, The Fixed Income Arbitrage – 1 Portfolio, The Global Hedged Income – 1 Portfolio, The Long/Short Equity - Deep Discount Value - 1 Portfolio, The Long/Short Equity - Earnings Revision – 1 Portfolio, The Long/Short Equity - Global - 1 Portfolio, The Long/Short Equity - Growth – 1 Portfolio, The Long/Short Equity - Healthcare/Biotech – 1 Portfolio, The Long/Short Equity - International – 1 Portfolio, The Long/Short Equity - Momentum – 1 Portfolio, The Long/Short Equity - REIT – 1 Portfolio and The Merger Arbitrage – 1 Portfolio (each a “Fund,” collectively, the “Funds”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Funds’ respective responses.  In connection with this response to the Staff’s comments, the Trust on behalf of the Funds hereby states the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

(2)	The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Funds represent that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

1.
[Global Comment] The Staff asserts that fund names subject to Rule 35d-1 should disclose an 80% investment test with respect to the type of security that the fund’s name suggests (e.g., The Convertible Bond Arbitrage – 1 Portfolio, The Fixed Income Arbitrage – 1 Portfolio, The Equity Options Overlay – 1 Portfolio, The Long/Short Equity - International – 1 Portfolio, etc.).  The Staff further comments that given the structure of the Trust, there is no need to name the Funds in such a way that they are subject to Rule 35d-1.

Response:  With the exception of The Convertible Bond Arbitrage -1 Portfolio and The Fixed Income Arbitrage -1 Portfolio, the Funds believe that the UFT portfolios should be named as set forth in the Registration Statement in part because the Annual and Semi-Annual Reports of the AIP Alternative Strategies Funds list the UFT portfolios as its holdings for the Alpha and Beta Funds.  We felt it was more informative to shareholders in understanding how the Funds were positioned, from a strategy / allocation standpoint, to include names that were somewhat descriptive of the strategies involved.  Each Fund is managed to comply with the 80% policy pursuant to Rule 35d-1, as applicable, and disclosure has been added to the Registration Statement with respect to each such policy. With respect to The Convertible Bond Arbitrage -1 Portfolio and The Fixed Income Arbitrage -1 Portfolio, the names of the portfolios have been revised so that they no longer are subject to Rule 35d-1.

2.	With respect to “The Convertible Bond Arbitrage – 1 Portfolio,” please add strategy information with respect to credit, maturity, and duration.

Response:  There is no restriction with respect to credit rating, maturity or duration of the Fund’s investments pursuant to this strategy.  Therefore, the following disclosure has been added.

The Portfolio has no policy with respect to the credit rating, maturity or duration of the debt securities in which it may invest and may invest in debt securities of any credit rating, maturity or duration.

3.	With respect to “The Fixed Income Arbitrage – 1 Portfolio,” please disclose the Fund’s maturity or duration policy.

Response:  There is no restriction with respect to maturity or duration of the Fund’s investments pursuant to this strategy.  Therefore, the following disclosure has been added.

The Portfolio has no policy with respect to the maturity or duration of the debt securities in which it may invest and may invest in debt securities of any maturity or duration.

4.
With respect to “The Long/Short Equity - International – 1 Portfolio,” please confirm that pursuant to the Fund’s name, it is invested in a number of countries throughout the world and disclose this policy accordingly.

Response:  The Fund invests (both long and short) in the equity securities of issuers located in a variety of countries throughout the world.  The Fund’s disclosure of this policy has been added to the Registration Statement.

5.
With respect to “The Long/Short Equity - Global – 1 Portfolio,” please confirm that pursuant to the Fund’s name, it is invested in a number of countries throughout the world and disclose this policy accordingly.

Response:  The Fund invests (both long and short) in the equity securities of issuers located in a variety of countries throughout the world.  The Fund’s disclosure of this policy has been added to the Registration Statement.

6.	With respect to “The Long/Short Equity - REIT – 1 Portfolio,” please disclose the risk associated with investments in real estate investment trusts.

Response:  The Fund has added the following risk disclosure regarding investments in real estate investment trusts.

REIT Risk.  Investments in REITs will subject the Portfolio to various risks. REIT share prices are likely to decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. In addition, returns from REITs, which typically are small or medium capitalization stocks, will trail returns from the overall stock market. Furthermore, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. Qualification as a REIT under the Internal Revenue Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Portfolio invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Portfolio were to invest in an entity that failed to qualify as a REIT, such failure could drastically reduce the Portfolio’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. They are paid interest by the owners of the financed properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

7.
With respect to “The Global Hedged Income – 1 Portfolio,” please explain how hedging applies to the Fund’s strategy.  In addition, the Fund’s name mentions “income”, but the objective is current income and capital appreciation.  With respect to any of the Funds with “income” as a part of its name, please ensure that such a Fund’s objective is income; capital appreciation can be a secondary objective.

Response:  The Fund’s strategy allows for investment (both long and short) in a variety of fixed-income securities and income oriented stocks of countries throughout the world.  The Fund’s primary objective is income, with a secondary objective of capital appreciation.  Its investment objective has been clarified accordingly as follows.

The Global Hedged Income - 1 Portfolio seeks to achieve current income.  Its secondary objective is capital appreciation.

8.	With respect to “The Long/Short Equity - Healthcare/Biotech – 1 Portfolio,” please add risk disclosure pertinent to the healthcare/biotech industry.

Response:  The Fund has added the following risk disclosure in response.

Healthcare/Biotechnology Sector Risk: Companies within the healthcare and biotechnology industries invest heavily in research and development which may not necessarily lead to commercially successful products or may lead to products that become obsolete quickly. The healthcare and biotechnology sector is also subject to increased governmental regulation which may delay or inhibit the release of new products. Many healthcare and biotech companies are dependent upon their ability to use and enforce intellectual property rights and patents. Any impairment of such rights may have adverse financial consequences. Healthcare and biotech stocks, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Healthcare and biotech companies can be significantly affected by technological change and obsolescence, product liability lawsuits and consequential high insurance costs. As a result, investments in the health and biotechnology segments include the risk that the economic prospects, and the share prices, of healthcare and biotechnology companies can fluctuate dramatically due to changes in the regulatory or competitive environments.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ Kristina Labermeier

Kristina Labermeier
Chief Compliance Officer
Underlying Funds Trust